Exhibit 99.1

XP Inc. Reports 4Q19 and 2019 FY Financial Results

São Paulo, Brazil, March 17, 2020 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading, technology-driven financial services platform and a trusted pioneer in providing low-fee financial products and services in Brazil, today reported its financial results for the fourth quarter of 2019.

To our shareholders:

2019 was a memorable year for XP Inc., not just because of the successful IPO connecting us with major global investors, but also due to the solid performance across our main operating and financial KPIs. Through our mission-driven purpose (transform the financial market and improve peoples’ lives) and constant focus on client experience and satisfaction, we were able to achieve a superior NPS (73 points) and grow our Assets Under Custody by 103% (to R$409 billion) and Active Clients base by 91% (to 1.7 million) in 2019.

This strong performance in Retail, coupled with a robust growth in our other businesses, drove Gross Revenue to expand 72% in 2019 vs 2018, reaching R$5.5 billion. Adjusted Net Income for the year was R$1.1 billion, 119% higher than in 2018, reinforcing our differentiated level of profitability (20.9% margin).

Although we recognize the importance of those results, they are small when compared to the overall Brazilian financial system that counts with almost R$500 billion in revenue according to Oliver Wyman report. Therefore, we are more confident than ever that this is only the beginning of our journey, with a massive and concentrated market in Brazil providing significant opportunities going forward.

As a matter of fact, I will probably repeat these same words in the coming quarters and years, trying to help the investment community better realize the opportunities we are aiming for in the long run, despite the volatility of quarterly results. Bank concentration in Brazil continues to be extremely high across all aspects. From an investment standpoint, approximately 90% of Brazilians' assets are still within large banks, with high fees, lower quality products and inefficient services.

Also, according to Oliver Wyman, there are R$8.6 trillion in investments held by Brazilian individuals and companies, with most of these resources still concentrated in the unsophisticated fixed income products linked to our interest rate. Brazilians typically maintained a conservative investment approach, not surprising given that interest rates, since the “Real plan” (1994), have averaged over 13% per year. In Brazil, people are still getting used to the current interest rate of 4.25% per year following recent adjustments and public reforms. But, at this stage, it may only be possible to approach previous returns by diversifying investments, accepting more volatility in the portfolios and taking a long-term perspective.

Certainly, the topic of investments for Brazilians has become a priority, as it is no longer enough to buy a government bond or a certificate of deposit (CD) from a large bank, as in the past. This trend represents an excellent opportunity for XP Inc., as investments and financial education are in our DNA. We offer several investment products accessible in the Brazilian and international markets to all types of investors (including corporate clients), through our three brands: XP Investimentos, Rico and Clear. Of course, depending on the macroeconomic scenario, the product mix may differ, but a very important fact is that our Company does not need to create new investors, but only convince Brazilians who already invest that investing in our platform is the best choice.

In this sense, one of our main near-term challenge is to bring to our clients a complete banking experience, including digital bank accounts, credit and debit cards, FX, collateralized loans, among other products and services. The goal is to retain customers by allowing them to fully consolidate their investments with XP Inc., and cutting their links with commercial banks, where they have a checking account and portion of their investments.

Additionally, we are well capitalized, with more than R$7 billion in cash, prepared and close monitoring the Coronavirus crisis, open to market opportunities and confident that we can deliver our three to five years guidance of revenue growth of +35% (CAGR) and an adjusted net margin between 18 to 22%.

Finally, our successful history is full of challenges and crisis that we surpassed thanks to our culture (“Big Dream, Open Mind and Entrepreneurial Spirit”), our partnership model and our long-term alignment, in a horizontal and meritocratic structure with the adequate targets and incentives. We truly believe that these are the steps that will maintain XP Inc. ahead of its competitors and once again transform the impossible into possible.

Thank you for your support.

Guilherme Benchimol, CEO

KPIs

	4Q19	4Q18	YoY	2019	2018	2019 vs 2018

Operating and Financial Metrics (unaudited)
Retail – AUC (in R$ bn)	409	202	103%	409	202	103%
Retail – active clients (in '000s)	1,702	892	91%	1,702	892	91%
Retail – gross total revenues (in R$ mn)	1,155	665	74%	3,676	2,351	56%
Institutional – gross total revenues (in R$ mn)	306	142	115%	802	484	66%
Issuer Services – gross total revenues (in R$ mn)	221	74	199%	507	178	185%
Digital Content – gross total revenues (in R$ mn)	30	22	35%	112	54	108%
Other – gross total revenues (in R$ mn)	111	53	107%	420	150	180%
Company Financial Metrics
Gross revenue (in R$ mn)	1,823	957	90%	5,518	3,216	72%
Net Revenue (in R$ mn)	1,691	885	91%	5,128	2,958	73%
Gross Profit (in R$ mn)	1,204	576	109%	3,522	2,017	75%
Gross Margin	71.2%	65.1%	612 bps	68.7%	68.2%	49 bps
Adjusted Net Income (in R$ mn)	417	115	262%	1,074	491	119%
Adjusted Net Margin	24.6%	13.0%	1164 bps	20.9%	16.6%	434 bps

4Q19

Gross Revenue R$1.8 bn +90% YoY	Adjusted Net Income R$417 mn +262% YoY

2019

Total AUC R$409 bn +103% YoY	Active Clients 1,702 k +91% YoY

Gross Revenue R$5.5 bn +72% YoY	Adjusted Net Income R$1,074 mn +119% YoY

4Q19 and 2019 Highlights

1)	Conclusion of IPO

On December 11, 2019, XP Inc. completed the company’s initial public offering at US$27.00/share, raising US$1.1 billion in net proceeds. The IPO connected us even more with the international financial community and provided us with the financial flexibility to continue to invest across all our businesses to maximize growth. We are excited about this new phase of the company and committed to driving long-term value creation for shareholders.

2)	Sound Operational Performance

Total AUC reached R$409 billion in 4Q19, a growth of 17% QoQ and 103% YoY. It was a quarter with unusually outsized returns combined with healthy net new inflows. Active clients across our three retail brands totaled 1.7 million in the end of 2019, a 91% growth versus the previous year. Finally, NPS increased from 71 in September to 73 in December 2019, reinforcing our client-centric approach.

In our view, these positive achievements are tied to XP’s self-reinforcing ecosystem, our long-term strategic initiatives, focus on financial education and client satisfaction, culture and incentive structure.

3)	Adjusted Net Income reaches R$1,074 million in 2019 vs 2018

Our Adjusted Net Income more than doubled in 2019 driven by solid growth across all our revenue streams combined with efficiency gains throughout the business. Adjusted net margin came in at 20.9% in 2019, above the mid-point of our 18-22% guidance and 430bps above the 16.6% reported in 2018, reinforcing XP Inc.’s strong and improving profitability profile.

Operational Performance

Assets Under Custody (in R$ bn)

Total AUC reached R$409 billion in 4Q19, a growth of 17% QoQ and 103% YoY. The result was a combination of a healthy and increasing pace of net inflows and the appreciation of equity and fixed income securities, which followed Ibovespa and yield curve’s performances in the quarter, respectively.

It is important to highlight the influence of exogenous market factors and volatility in our AUC and that management adopts a long-term approach into planning and executing initiatives regarding this metric’s expansion.

Active Clients (in 000’s)

Active clients totaled 1.7 million in 2019, up 91% from 892 thousand at the end of 2018. The growth was driven by the expansion of our direct and B2B channels and our three retail brands.

Net Promoter Score (NPS)

NPS, a widely known survey methodology used to measure customer satisfaction, reached 73 in 4Q19. Maintaining a high NPS score is a priority for XP since our business model is built around client’s experience. The NPS calculation as of a given date reflects the average of the answers in the prior six months.

2019 Revenue Breakdown

Note: Other Revenue represents ~8% of Total Gross Revenues

Total Gross Revenue (in R$ mn)

Total Gross Revenue reached R$1.8 billion in 4Q19, an increase of 90% vs the same quarter of 2018. In 2019, Total Gross Revenue increased 72% vs 2018, totaling R$5.5 billion, with growth across businesses.

Retail

Retail Revenue (in R$ mn)

Following AUC growth, Retail revenue, which accounts for 67% of total revenue, grew 74% in 4Q19 vs 4Q18 and 56% in 2019 vs 2018.

In terms of asset classes and contributions to revenue in 4Q19 and 2019, main positive highlights were: (1) mutual funds (management and performance fees), (2) equities (brokerage) and (3) primary offerings (placement fees from equity, fixed income and REITs offerings).

Take Rate (Retail Revenue / AUC)

The Take Rate (or Revenue Yield) was 1.2% in 2019 vs 1.4% in 2018. The numbers also reflect the negative effects from: (1) zero-brokerage strategy at Clear brand (October 2018) and (2) a steep increase in AUC (denominator) partially driven by the rally in the stock market and large inflows in equities custody without corresponding growth in revenue.

Institutional

Institutional revenue (in R$ mn)

Institutional gross revenue totaled R$306 million in 4Q19, up 115% from R$142 million in 4Q18. In 2019, revenue expanded 66% from 2018 levels and reached R$802 million.

The was primarily attributable to: (1) rising volumes of our Brazilian trading desks, following the overall step-up in B3 volumes (+40% in equities ADTV and +32% in listed derivatives vs 2018) and (2) an increase in securities placements (IPOs and fixed income).

We believe the growth of our institutional business, both onshore and offshore, is tied to our ongoing efforts to expand the breadth of solutions offered of which is consistently supporting the attraction of new clients in Brazil and abroad. Additionally, we recently added Fernando Ferreira (formerly at Bank of America Merrill Lynch) as the Head of Research and Fabio Frischer (formerly at Credit Suisse) as Head of Equity Sales in NY to further strengthen our teams and keep improving our services.

Our Corporate Access initiatives remains a key competitive advantage. We organized a total of 1,750 meetings in 2019 and successfully connecting institutional clients to corporate executives, industry experts and politicians.

Issuer Services

Issuer Services revenue (in R$ mn)

Our Issuer Services business closed the year with strong results. Revenue grew 199% YoY in 4Q19 vs 4Q18, from R$74 million to R$221 million and 185% YoY in 2019 vs 2018, from R$178 million to R$507 million, reflecting: (1) Growth in DCM revenue, the largest contributor; (2) favorable environment for REITs offerings and (3) our recurring participation in IPOs and follow-ons.

We believe that our self-reinforcing ecosystem position provides to XP a differentiated approach into the investment banking deals despite the inherent seasonality of the business.

Digital Content and Other

Digital Content revenue

Gross revenue totaled R$112 million in 2019, representing a 108% increase from R$54 million in 2018. The growth was primarily due to the increase in the sales of our online educational products through our XP Educação portal across both individual courses’ and adult enrichment category, with the launch of three new flagship courses: MBA Stocks, MBA Global Broker and MBA Private. During the quarter we also launched Spiti, a retail-focused independent research house that enhances our content offering.

Other revenue

Other revenue grew 109% in 4Q19 vs 4Q18, from R$53 million to R$111 million and 181% in 2019 vs 2018, from R$150 million to R$420 million, primarily driven by (1) the growth of the overall business, especially the retail platform and institutional trading and (2) increase in adjusted gross financial assets.

COGS

COGS (in R$ mn) and Gross Margin

In 2019 relative to 2018, COGS rose 71% following the increase in revenue and reached R$1.6 billion versus R$941 million in 2018. The gross margin for the year was 68.7% vs 68.2% in 2018, driven by product mix.

SG&A Expenses

SG&A Expense (in R$ mn) and as a % of Net Revenue

SG&A expenses were R$1.8 billion in 2019, up 44% from R$1.3 billion in 2018. As a percentage of net revenue, SG&A expenses were 35.1% in 2019 vs 42.3% in the previous year, mainly due to relevant expenses that grew below revenues, such as marketing and data processing.

Adjusted Net Income

Adjusted Net Income (in R$ mn) and Margin

In 2019, Adjusted Net Income grew 119% vs 2018 and reached R$1,074 million. During the year, net margin also improved meaningfully, from 16.6% in 2018 to 20.9% in 2019, reflecting: (1) strong increase in total revenues, especially Retail and Issuer Services and (2) economies of scale.

Adjustments to Reported Net Income (in R$ mn)

R$ million	4Q19	4Q18	YoY	2019	2018	2019 vs 2018
Net Income	390	113	244%	1,089	465	134%
(+) Itaú Transaction and deal related expenses	-	3	n.a	-	39	n.a
(+) Share-Based Plan	8	-	-	8	-	-
(+) IPO expenses	22	-	-	22	-	-
(-) One-time tax claim recognition (2010-2017)	-	-	-	(71)	-	-
(+/-) Taxes	(3)	(1)	242%	25	(13)	n.a
Adjusted Net Income	417	115	262%	1,074	491	119%

Cash Flow

Cash Flow Data	4Q19	4Q18	2019	2018
(R$ mn)

Net cash flow (used in) from operating activities	(3,832)	(560)	(3,814)	(457)

(-) Net cash flow (used in) from securities, repos, derivatives	4,501	601	5,341	944
(=) Adj. net cash flow (used in) from operating activities	668	41	1,527	488
Net cash flows from investing activities	(78)	(35)	(161)	(147)
Net cash flows from financing activities	3,945	552	4,234	380

Net Cash Used in Operating Activities

Our net cash used in Operating activities represented by Adjusted net cash flow (used in) from operating activities for 4Q19 (which in management’s view is a more useful metric to track the intrinsic cash flow generation of the business) decreased from R$41 million in 4Q18 to R$668 million in 4Q19 and, R$488 million in 2018 to R$1,527 million in 2019, primarily are significantly affected by:

•	the balance of securities and derivatives that we hold in the ordinary course of our business as a Retail investment distribution platform and as an Institutional broker dealer (with respect to the sale of fixed income securities and structured notes); and

•	our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures, since (1) securities and derivatives (assets, net of liabilities) balances increased from R$6,583 million in 2018 to R$26,161 million in 2019.

Net Cash Flow Used in Investing Activities

Our net cash used in investing activities decreased from R$35 million in 4Q18 and decreased to R$78 million in 4Q19, and R$147 million in 2018 to R$161 million in 2019, primarily affected by:

•	decrease from R$83 to R$72 million for 2019, mainly related to the relocation of our principal executive offices to our current address in the city of São Paulo in 2018;

•	the investment in intangible assets, mostly IT infrastructure and software, which increased from R$8 million in 4Q18 to R$49million in 4Q19 and R$54 million in 2018 to R$89 million for 2019.

Net Cash Provided by Financing Activities

Our net cash flows from financing activities decreased from R$552 million in 4Q18 to R$ 3,945 in 4Q19, and R$380 million in 2018 to R$4,234 million in 2019, primarily due to:

•	the capital increases of R$673 million in August 2018 related to the closing of the Itaú Transaction;

•	R$4,482 million related to the initial public offering proceeds in December 2019;

•	the borrowing of a R$600 million equivalent loan from Itaú Nassau in May 2017 which was prepaid in full in August 2018.

Adjusted Gross Financial Assets and Floating Balance (in R$ mn)

Floating Balance (=net uninvested clients' deposits)	2019	2018
Assets	(505)	(898)
(-) Securities trading and intermediation	(505)	(898)
Liabilities	9,115	5,307

(+) Securities trading and intermediation	9,115	5,307
(=) Floating Balance	8,610	4,408

Adjusted Gross Financial Assets (=cash and equivalents, net of floating)	2019	2018
Assets	41,011	15,473
(+) Cash	110	68
(+) Securities - Fair value through profit or loss	22,443	6,291
(+) Securities - Fair value through other comprehensive income	2,616	696
(+) Securities - Evaluated at amortized cost	2,267	155
(+) Derivative financial instruments	4,085	1,692
(+) Securities purchased under agreements to resell	9,490	6,571
Liabilities	(24,648)	(8,908)
(-) Securities loaned	(2,022)	(1,260)
(-) Derivative financial instruments	(3,229)	(991)
(-) Securities sold under repurchase agreements	(15,638)	(6,641)
(-) Private Pension Liabilities	(3,759)	(16)
(-) Floating Balance	(8,610)	(4,408)
(=) Adjusted Gross Financial Assets	7,753	2,157

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is in fact available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities purchased under agreements to resell), less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), and (3) less Floating Balance.

It is a measure that we track internally on a daily basis, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities).

Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with sub line items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

Other Information

Subsequent Event: Partnership with Visa Inc.

In early March, XP signed a contract with Visa as its brand partner of debit and credit cards, which will be launched by the company during 2020. The initiative marks the entrance of XP Inc. in the card segment in Brazil and it is aligned with the strategy on creating a full-service platform by adding new financial products to benefit our clients. Since last year, XP Inc. established a squad focused on the product design, which is now working closely with Visa to bring a differentiated offer to our customers, that will enjoy Visa´s large number of services and other new and revolutionary benefits to be launched with the “XP Visa Infinite Card”.

“Our intention is to disrupt the card market in Brazil in the same way as we did in the investments area. With this unique partnership, we evolve in offering products to our investing clients, generating an important value for them. We found in Visa the best partner in the digital payments segment as it brings a blend of superior services and solutions with scale and global acceptance footprint to all our customers. We are confident that the combination of our investment and financial digital services with the new cards and solutions to be launched with Visa will enhance even more the experience of our client,” says Guilherme Benchimol, CEO and Founder of XP Inc.

Conference Call

The Company will host a conference call to discuss its fourth quarter 2019 financial results on Tuesday, March 17, 2020 at 5:00pm ET (6:00pm BRT). The conference call can be accessed live over the phone by dialing (877) 705-6003 or (201) 493-6725 for callers in the U.S., 0 (800) 891-6221 for callers in Brazil, and 0 (800) 756-3429 for callers in the UK. The call will also be webcast live and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on XP’s investor relations website at https://investors.xpinc.com/.

Investor Relations’ team

ir@xpi.com.br

Important Disclosure

IN REVIEWING THE INFORMATION CONTAINED IN THIS RELEASE, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER. THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT.

This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended December 31, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-

GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

	4Q19	4Q18	YoY	2019	2018	2019 vs 2018

Total Gross Revenue	1,823	957	90%	5,518	3,216	72%
Retail	1,155	665	74%	3,676	2,351	56%
Institutional	306	142	115%	802	484	66%
Issuer Services	221	74	199%	507	178	185%
Digital Content	30	22	35%	112	54	108%
Other	111	53	107%	420	150	180%
Net Revenue	1,691	885	91%	5,128	2,958	73%
COGS	(487)	(309)	58%	(1,606)	(941)	71%
As a % of Net Revenue	(28.8%)	(34.9%)	6.1 p.p	(31.3%)	(31.8%)	0.5 p.p
Gross Profit	1,204	576	109%	3,522	2,017	75%
Gross Margin	71.2%	65.1%	6.1 p.p	68.7%	68.2%	0.5 p.p
SG&A	(598)	(377)	59%	(1,795)	(1,251)	43%
Share Based Plan	(8)	-	n.a	(8)	-	n.a
EBITDA	598	200	200%	1,720	766	125%
EBITDA Margin	35.4%	22.5%	12.8 p.p	33.5%	25.9%	7.7 p.p
D&A	(29)	(16)	79%	(91)	(53)	74%
EBIT	569	183	211%	1,629	713	128%
Interest expense on debt	(22)	(13)	73%	(84)	(72)	17%
EBT	547	171	221%	1,544	641	141%

Income tax expense	(157)	(57)	175%	(455)	(175)	159%
Effective Tax Rate	(28.7%)	(33.5%)	4.8 p.p	(29.4%)	(27.4%)	-2.1 p.p
Net Income	390	113	244%	1,089	465	134%
Net Margin	23.1%	12.8%	10	21.2%	15.7%	6
Non-Recurring Items	27	2	-	(16)	26	-
Adjusted Net Income	417	115	262%	1,074	491	119%
Adjusted Net Margin	24.6%	13.0%	11.6 p.p	20.9%	16.6%	4.3 p.p

 Accounting Income Statement (in R$ mn)

	4Q19	4Q18	2019	2018

Net revenue from services rendered	1,255	603	3,596	2,055
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(4)	17	200	114
Net income from financial instruments at fair value through profit or loss	441	265	1,332	789
Total revenue and income	1,691	885	5,128	2,958
Operating costs	(487)	(309)	(1,606)	(941)
Selling expenses	(73)	(32)	(155)	(96)
Administrative expenses	(597)	(349)	(1,891)	(1,177)
Other operating revenues (expenses), net	35	(12)	153	(31)
Interest expense on debt	(22)	(13)	(84)	(72)
Income before income tax	547	171	1,544	641
Income tax expense	(157)	(57)	(455)	(175)
Effective tax rate	(28.7%)	(33.5%)	(29.4%)	(27.4%)
Net income for the period	390	113	1,089	465

Balance Sheet (in R$ mn)

	2019	2018
Assets
Cash	110	68
Financial assets	41,889	16,583
Fair value through profit or loss	26,528	7,983
Securities	22,443	6,291
Derivative financial instruments	4,085	1,692
Fair value through other comprehensive income	2,616	696
Securities	2,616	696
Evaluated at amortized cost	12,744	7,904
Securities	2,267	155
Securities purchased under agreements to resell	9,490	6,571
Securities trading and intermediation	505	898
Accounts receivable	462	219
Other financial assets	20	60
Other assets	644	317
Recoverable taxes	243	183
Prepaid expenses	90	97
Rights-of-use assets	227	-
Other	83	37
Deferred tax assets	285	152
Property and equipment	142	99
Intangible assets	553	505
Total Assets	43,623	17,724
Liabilities
Financial liabilities	31,842	15,216
Fair value through profit or loss	5,251	2,251
Securities Loaned	2,022	1,260
Derivative financial instruments	3,229	991
Evaluated at amortized cost	26,591	12,965
Securities sold under repurchase agreements	15,638	6,641
Securities trading and intermediation	9,115	5,307
Borrowings and lease liabilities	637	470
Debentures	835	407
Accounts payables	267	135
Other financial liabilities	99	7
Other liabilities	4,620	404

Social and statutory obligations	493	252
Taxes and social security obligations	345	103
Private pension liabilities	3,759	16
Provisions and contingent liabilities	15	17
Other	7	16
Deferred tax liabilities	5	12
Total Liabilities	36,467	15,633
Equity attributable to owners of the Parent company	7,153	2,085
Issued Capital	-	928
Share capital	0	-
Capital reserves	6,943	536
Revenue reserves	-	412
Carrying value adjustments	210	209
Retained Earnings	-	-
Non-controlling interest	3	7
Total equity	7,156	2,092
Total liabilities and equity	43,623	17,724

Adjusted EBITDA (in R$ mn)

	4Q19	4Q18	YoY	2019	2018	2019 vs 2018
Adjusted EBITDA
Net Income	390	113	244%	1,089	465	134%
(+) Income Tax	157	57	175%	455	175	159%
(+) Depreciation and Amortization	29	16	79%	91	53	73%
(+) Interest Expense on Debt	22	13	73%	84	72	17%
(-) Interest Revenue on Adj. Gross Financial Assets	(44)	(29)	50%	(150)	(104)	44%
Adjusted EBITDA	554	170	225%	1,569	662	137%